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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   ----------
                                  SCHEDULE 13G
                                      UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)*
                                   ----------
                               TELULAR CORPORATION
                                (Name of Issuer)
                                   ----------
                          COMMON STOCK, PAR VALUE $.01
                         (TITLE OF CLASS OF SECURITIES)

                                   ----------
                                   87970T 10 9

                                 (CUSIP NUMBER)

           *THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER THE DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

           THE INFORMATION REQUIRED IN THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 ("ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE NOTES).

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-------------------------                            ---------------------------
CUSIP NO.     87970T10             13G                PAGE   2   OF   5   PAGES
          ---------------                                  -----    -----
-------------------------                            ---------------------------

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1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      MARK R. WARNER
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                         (b) [X]

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3     SEC USE ONLY

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4     CITIZENSHIP OR PLACE OF ORGANIZATION

      UNITED STATES

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                     5        SOLE VOTING POWER

  NUMBER OF                   2,460,470**

                     -----------------------------------------------------------
   SHARES            6       SHARED VOTING POWER

BENEFICIALLY                 2,481,470**

  OWNED BY           -----------------------------------------------------------

    EACH             7        SOLE DISPOSITIVE POWER

  REPORTING                   2,460,470**

    PERSON           -----------------------------------------------------------
                     8       SHARED DISPOSITIVE POWER
     WITH
                             2,481,470**

--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,460,470**

--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARE

      X

--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      7.5%**

--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON*

      IN

--------------------------------------------------------------------------------
      **  See item 4 of this filing.

                      *SEE INSTRUCTION BEFORE FILLING OUT!

                                PAGE 2 OF 8 PAGES

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ITEM 1.

(a)     NAME OF ISSUER:  Telular Corporation (the "Company").

(b)     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

           647 North Lakeview Parkway
           Vernon Hills, IL  60061

ITEM 2.

(a) - (c)  NAME, PRINCIPAL BUSINESS ADDRESS, AND CITIZENSHIP
           OF PERSONS FILING:

           Mark R. Warner
           Columbia Capital Corporation
           201 N. Union Street
           Suite 300
           Alexandria, VA  22314-2642
           Citizenship:  United States

(d)     TITLE OF CLASS OF SECURITIES:  Common Stock, Par Value $.01 Per Share

(e)     CUSIP NUMBER:  87970T10

ITEM 3.

           Not Applicable.

ITEM 4.    OWNERSHIP

(a) - (c)

           The information in items 1 and 5 through 11 on the cover page (p. 2) on Schedule 13G is hereby incorporated by reference.

           Mark R. Warner directly owns 2,460,470 shares, or approximately 7.5%, of the outstanding shares of Common Stock. Mr. Warner has sole voting and investment power with respect to all shares of Common Stock held by him. Columbia Capital Corporation ("Columbia Capital") directly owns 21,000 shares, or approximately 0.1%, of the outstanding shares of Common Stock. As a director of Columbia Capital, Mr. Warner may be deemed to share voting and investment power with respect to all shares of Common Stock held by or attributable to Columbia Capital. Mr. Warner disclaims beneficial ownership with respect to all but 2,460,470 shares of Common Stock.

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ITEM 5.    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

           If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6.    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
           ANOTHER PERSON.

           Not applicable.

ITEM 7.    IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY
           WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY

           THE PARENT HOLDING COMPANY.

           Not applicable.

ITEM 8.    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
           GROUP.

           Mark Warner, in his capacity as a director of Columbia Capital, may be deemed to share voting and investment power with respect to the shares held by Columbia Capital.

ITEM 9.    NOTICE OF DISSOLUTION OF GROUP.

           Not applicable.

ITEM 10.   CERTIFICATION.

           By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

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SIGNATURE.

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MARK R. WARNER

BY: MARK R. WARNER                                     February 13, 1998
   -----------------------                             ------------------------
NAME:                                                  Date
TITLE:

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